SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of May

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No_____X_____



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


The English language press release of Van der Moolen Holding N.V. dated May 16, 2007 reports a loss of (euro) 4.3 million for the first quarter of 2007.

Van Der Moolen Reports a Loss of EUR 4.3 Million for the First Quarter
                               of 2007


    --  Loss Per Common Share EUR 0.09 in the First Quarter of 2007

    AMSTERDAM--(BUSINESS WIRE)--May 16, 2007--Van der Moolen
(NYSE:VDM) (AEX:VDMN) announces that it report a net loss attributable to its common shareholders of EUR 4.3 million in the first quarter 2007 compared with EUR 45.1 million loss in the fourth quarter of 2006 and a profit of EUR 11.1 million in the first quarter of 2006.



 Key Figures
 ---------------------------------- -------- ------ ----- ------ -----
 Euros millions                       1st    1st quarter  4th quarter
                                     quarter     2006         2006
                                      2007

 ---------------------------------- -------- ------ ----- ------ -----
 Revenues                            39.6    39.0    2%   36.8    8%
 ---------------------------------- -------- ------ ----- ------ -----
 Operating profit (loss)             (1.0)   29.3   -103%  0.9   -211%
 ---------------------------------- -------- ------ ----- ------ -----
 Profit (loss) for the period        (4.4)   14.0   -131% (43.5) -90%
 ---------------------------------- -------- ------ ----- ------ -----
 Profit (loss) attributable to
  common equity holders of the
  Company                            (4.3)   11.1   -139% (45.1) -90%
 ---------------------------------- -------- ------ ----- ------ -----
 Guarantee capital                   279.5   451.1  -38%  298.6   -6%
 ---------------------------------- -------- ------ ----- ------ -----
 Per common share data (Euros x 1)
 ---------------------------------- ---------------------------- -----
 Profit (loss)                       (0.09)  0.25   -138% (0.99) -91%
 ---------------------------------- -------- ------ ----- ------ -----
 Diluted profit (loss)               (0.09)  0.25   -138% (0.99) -91%
 ---------------------------------- -------- ------ ----- ------ -----

 ---------------------------------- -------- ------ ----- ------ -----
 Average US dollar/Euro rate         0.76    0.83    -8%  0.78    -3%
 ---------------------------------- -------- ------ ----- ------ -----


    ''Obviously these are changing and challenging times for the specialist business in the US on the NYSE commented Richard den Drijver, chief executive officer of Van der Moolen Holding and chairman and chief executive officer of Van der Moolen specialist. The implementation of the NYSE hybrid system is a learning curve for the company and we have a proven track record in Europe in changing from floor trading to screen trading and we see it as a challenge to be successful in this process. We see the value of the NYSE hybrid system and the value that it brings to the investing public with regard to trading transparency, committing capital and providing liquidity to the investor's community".

    Results for the first quarter 2007

    Revenues

    At EUR 39.6 million, our reported revenues in the first quarter were 8% higher than in the fourth quarter of 2006 and 2% above those earned in the first quarter of 2006. For comments on the developments of the revenues we refer to our press release dated April 24, 2007. For a more detailed description of the development trends of our business segments we refer to our press release released March 15, 2007.

    Operating expenses

    Total operating expenses in the first quarter 2007 were EUR 4.2 million higher than those recognized in the fourth quarter 2006 and EUR 8.9 million higher than the first quarter 2006. Factors that strongly influenced the comparison with the fourth quarter and/or first quarter 2006 are set out below.

    --  Employee benefit expenses increased by EUR 4.7 million and EUR
        7.3 million compared to the fourth and first quarter of 2006, respectively. This increase is mainly due to severance payment expenses in the amount of EUR 2.0 million related to the reduction of employees in VDMS and VDM Effectenspecialist Amsterdam, negatively affecting net income by EUR 1.6 million. In addition, variable employee compensation and benefit expense increased by EUR 3.1 million and EUR 4.5 million compared to the fourth and first quarter of 2006, respectively. This increase is mainly attributable to changes in the relative contribution of the different bonus arrangements in place throughout the Group. The variable employee compensation is almost fully attributable to the strong performance of the European Trading segment.

    -- G&A expenses decreased by EUR 1.3 million and EUR 0.4 million compared to the fourth quarter and first quarter of 2006, respectively. The decrease is mainly due to the cost cutting focus of management in the first quarter of 2007 as well as a one off amount of EUR 0.6 million due to the for VDM favourable settlement of accrued legal fees of a former partner of VDMS.

    Operating profit

    First quarter 2007 operating loss was EUR 1.0 million, compared with EUR 0.9 million profit in the preceding quarter and EUR 29.3 million profit in the first quarter of 2006. Operating profit for the first quarter of 2006 was positively influenced by a gain of EUR 22.0 million related to the NYSE consideration received in March 2006, following the NYSE merger.

    Excluding the other gains and losses (net), the amortization expense and the impairment of fixed assets, operating profit amounted to EUR 0.1 million compared with EUR 1.4 million in the fourth quarter 2006 and EUR 8.3 million in the first quarter 2006. The operating margin calculated on this basis was 0.3% in the first quarter 2006, compared to 3.8% and 21.3% in the fourth quarter and first quarter 2006, respectively.

    Net financing costs

    Net financing costs amounted to EUR 2.2 million in the first quarter 2007, compared to EUR 2.4 million recognized in the fourth quarter 2006 and EUR 3.8 million recognized in the first quarter 2006. The net financing costs of the first quarter 2006 include financing costs amounting to EUR 1.1 million related to the financing preferred shares. As per April 5, 2006, following the approval of proposed changes in the Articles of Association by the AGM, the financing preferred shares are presented as equity instrument under IFRS. In conformity with this treatment, the preferred financing dividend is, as from April 5, 2007, no longer classified as a component of finance costs.

    Income tax

    Income tax expense in the first quarter 2007 was EUR 1.2 million, representing a consolidated effective tax rate of 57% (negatively) against a EUR 42.0 million expense in the preceding quarter and a charge of EUR 11.5 million, or 51%, in the first quarter of 2006. The consolidated effective tax rate in the current quarter reflects the impact of the non-recognition of the (net) deferred tax asset positions related to our US activities. As the deferred tax assets resulting from our US activities are not recognized, no recognition of a tax benefit in the income tax line of the profit and loss statement is applicable.

    EPS

    The weighted average number of outstanding shares to calculate basic earnings per share is 46.680.891, being the number outstanding at year-end 2006 (excluding treasury shares) with - in addition - the weighted impact of the shares issued on January 2, 2007 in relation to the earn out

    2005 of the acquisition of Curvalue and the shares issuable in respect of the earn-out 2006, which are considered to be "earned" at January 1, 2007.

    Loss per common share was EUR 0.09 in the first quarter 2007, compared to a loss of EUR 0.99 and a profit of EUR 0.25 in the fourth and first quarter of 2006, respectively.

    Balance sheet

    Balance sheet total

    On March 31, 2007 our Balance Sheet total was EUR 2.2 billion compared to a Balance sheet total of EUR 1.7 billion recognized at December 31, 2006.

    Intangible assets

    Intangible assets, including goodwill, decreased from EUR 84.9 million at December 31, 2006 to

    EUR 84.3 million at March 31, 2007. This decrease is almost fully due to the amortization of amortizable intangible fixed assets in the first quarter of 2007 and the impact of the devaluation of the US currency against the euro.

    Guarantee capital

    Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), decreased from EUR 298.6 million to EUR 279.5 million during the period under review.

    This decrease is mainly due to the loss contribution during the period, a EUR 15 million repayment of subordinated borrowings and a EUR 0.3 million negative change in fair value reserve.

    Cash and cash equivalents

    The Group has approximately EUR 10 million of free-available cash (including disposition on security positions and other assets)
(December 31, 2006: EUR 19 million). Further, it has EUR 15 million available in short-term committed credit lines.

    Non-current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents that is held by VDM Specialists for purposes of compliance with the Net Liquid Asset (NLA) requirement set by the New York Stock Exchange. The total NLA requirement amounts to $ 121.2 million at March 31, 2007. It is our current assessment that the NLA requirement will be reduced by approximately $ 27 million in the remainder of 2007.

    Available for sale assets

    The balance sheet at March 31, 2007, reflects the number of NYSE Group shares owned, valued at the quoted bid price of those shares.

    Cash flow

    Cash flow from operating activities

    Cash flow from operating activities amounted to EUR 76.6 million negative in the first quarter of 2007, mainly due to the first quarter loss and a cash outflow of EUR 89.5 million due to the development of our trading position in the first quarter, which is partly offset by the EUR 12.0 million release from the non-current cash and cash equivalents.

    Cash flow from investing activities

    Cash flow from investing activities amounted to EUR 1.0 million negative, mainly related to investment in software and tangible fixed assets.

    Cash flow from financing activities

    Cash flow from financing activities amounted to EUR 25.3 million negative, mainly caused by the repayment of subordinated debt in March 2007, interest payments and repayment to minority members.

    Subsequent events

    Preferred financing shares A

    On April 26, 2007, the AGM approved the repurchase and cancellation of 251,000 cumulative financing preferred shares A of the Company at a purchase price of EUR 10.405.148.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.



                     Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                          (IFRS, Unaudited)
----------------------------------------------------------------------
(amounts in millions       Q1          Q1                Q4
 of Euros, except per
 share data)                                     %                 %
                          2007        2006              2006
---------------------- ----------- ----------- ----- ----------- -----

Revenues                  39.6        39.0      2%      36.8      8%

Other gains and losses
 - net                     -          22.0     -100%    0.5
                                                         -
Exchange, clearing and
 brokerage
 fees/trading licenses   (12.4)      (10.5)     19%    (11.9)     5%
Employee benefit
 expense                 (19.9)      (12.6)     58%    (15.2)     31%
Depreciation and
 amortization expenses    (1.7)       (1.6)     5%      (1.4)     20%
General and
 administrative
 expenses                 (6.6)       (7.0)     -6%     (7.9)    -17%

Total operating
 expenses                (40.6)      (31.7)     28%    (36.4)     12%

Operating profit
 (loss)                   (1.0)       29.3     -103%    0.9      -212%

Net financing costs       (2.2)       (3.8)             (2.4)

Profit (loss) before
 income tax               (3.2)       25.5     -113%    (1.5)    113%
Income tax benefit /
 (expense)                (1.2)      (11.5)            (42.0)
Profit (loss) for the
 period                   (4.4)       14.0     -132%   (43.5)    -90%

Profit attributable to
 minority interest        (1.1)       2.9               0.6
Preferred financing
 dividend                 1.0          -                1.0
Profit (loss)
 attributable to
 common equity holders
 of the Company           (4.3)       11.1     -139%   (45.1)    -90%
---------------------------------- ----------- ----- ----------- -----

---------------------- ----------- ----------- ----- ----------- -----
Average number of
 common shares
 outstanding           46,680,891  44,970,390   4%   45,504,926   3%
Diluted average number
 of common shares
 outstanding           46,680,891  44,987,662   4%   46,680,891   0%
Per common share data:
Profit (loss) per
 common share            (0.09)       0.25     -138%   (0.99)    -91%
Diluted profit (loss)
 per common share        (0.09)       0.25     -138%   (0.99)    -91%
---------------------------------- ----------- ----- ----------- -----







--------------------------------------- ----- ----- ----- ----- ------
Van der Moolen Holding N.V.              Q1    Q1     %    Q4     %
Revenue breakdown in millions of Euros  2007  2006        2006
--------------------------------------------- ----- ----- ----- ------
US Specialists                          6.4   22.6  -72%  16.8   -62%
US others                               1.3    -          0.8    63%
European Trading                        20.7  7.9   162%  9.6    116%
PMM/CMM Principal Trading               6.3   5.1    24%  5.6    13%
Brokerage activities                    4.9   3.4    44%  4.0    23%
--------------------------------------- ----- ----- ----- ----- ------
Total revenues                          39.6  39.0   2%   36.8    8%
--------------------------------------- ----- ----- ----- ----- ------

--------------------------------------- ----- ----- ----- ----- ------
Van der Moolen Holding N.V.              Q1    Q1     %    Q4     %
Operating profit before other gains and
 losses (net), before amortization of
 intangible fixed assets and before
 impairment, breakdown in millions of
 Euros                                  2007  2006        2006
--------------------------------------------- ----- ----- ----- ------
US Specialists                          (2.2) 9.1   -124% 6.1   -136%
US others                               (0.3)  -          (0.4)  -25%
European Trading                        5.0   2.0   150%  (0.5) -1100%
PMM/CMM Principal Trading               1.6   0.8   100%  0.3    433%
Brokerage activities                    (0.4) (0.3)  33%  (0.8)  -50%
Unallocated and Holding                 (3.6) (3.3)  9%   (3.3)   9%
--------------------------------------- ----- ----- ----- ----- ------
Total operating profit before other
 gains and losses (net), before
 amortization of intangible fixed
 assets and before impairment           0.1   8.3   -99%  1.4    -93%
--------------------------------------------- ----- ----- ----- ------




                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                          (IFRS, unaudited)

-------------------------------- -------- ------------------- --------
(amounts in millions of Euros)                 March 31, 2007 December
                                                                  31,
                                                                  2006
----------------------------------------- ------------------- --------
Assets
Non-current assets
Intangible assets                   84.3                84.9
Property, plant and equipment        5.9                 6.1
Financial fixed assets              17.3                17.2
Available-for-sale financial
 assets                             21.1                21.9
Cash and cash-equivalents           91.0               103.0

                                 --------           ---------
                                             219.6              233.1
Current assets
Securities owned                 1,600.8             1,077.8
Due from clearing organizations
 and professional parties          281.7               223.0
Current assets and prepaid
 expenses                           20.1                18.2
Cash and cash-equivalents           83.9               114.9

                                 --------           ---------
                                           1,986.5            1,433.9
-------------------------------- -------- ------------------- --------
Total assets                               2,206.1            1,667.0
-------------------------------- -------- ------------------- --------

Equity and liabilities
Capital and reserves
 attributable to the Company's
 equity holders                    209.6               215.3
Minority interest                    4.7                 4.7

                                 --------           ---------
Total equity                                 214.3              220.0
Non-current liabilities
Capital of minority members          8.9                13.7
Subordinated borrowings             56.3                64.9
Other non-current liabilities        8.1                 8.4

                                 --------           ---------
                                              73.3               87.0
Current liabilities
Securities sold, not yet
 purchased                       1,385.7               967.7
Due to clearing organizations
 and professional parties          283.0               212.3
Due to customers                     7.4                 3.9
Short-term borrowings               28.7                38.9
Bank overdrafts                    184.6               112.4
Other current liabilities and
 accrued expenses                   29.1                24.8

                                 --------           ---------
                                           1,918.5            1,360.0
-------------------------------- -------- ------------------- --------
Total equity and liabilities               2,206.1            1,667.0
----------------------------------------- ------------------- --------


-------------------------------- -------- ------------------- --------
Guarantee capital                            279.5              298.6
----------------------------------------- ------------------- --------




                     Van der Moolen Holding N.V.
               Movement schedule of shareholders'equity
                          (IFRS, unaudited)

Movement in shareholders'equity
---------------------------------------------- ----------- -----------
(Amounts in millions of euros)                  3 months    3 months
                                                  2007        2006
---------------------------------------------- ----------- -----------

Shareholders' equity at January 1                   215.3       221.2
Adjustment prior year                           -          (0.4)
Issued common shares and issuable shares
 (Curvalue acquisition), net of shares held in
 treasury                                       -          46.7
Contribution to dividend reserve financing
 preferred shareholders                        1.0          -
Currency exchange differences                  (2.1)       (4.6)
Profit (loss) attributable to common equity
 holders of the Company                        (4.3)       11.1
Sale of treasury shares                         -          0.2
Fair value change on available-for-sale
 financial assets                              (0.3)       (3.0)
                                                    ------      ------
                                                    (5.7)       50.0
                                                    ------      ------
Shareholders' equity at March 31                    209.6       271.2
---------------------------------------------- ----------- -----------




                     Van der Moolen Holding N.V.
                 Consolidated statement of cash flow
                          (IFRS, unaudited)

Consolidated statement of cash flow
------------------------------------------------------------ ---------
(Amounts in millions of Euros)                      3 months 3 months
                                                      2007     2006

------------------------------------------------------------ ---------

Cash flow from operating activities                  (76.6)    (0.6)

Cash flow from investing activities                  (1.0)     12.9

Cash flow from financing activities                  (25.3)   (15.5)

Currency exchange differences on cash and cash-
 equivalents, net of bank overdrafts                 (0.3)     0.7
                                                    -------- ---------

Change in cash and cash-equivalents, net of amounts
 of bank overdrafts                                 (103.2)    (2.5)

Cash and cash-equivalents, net of amounts of bank
 overdrafts at January 1,                             2.5      1.6

                                                    -------- ---------
Cash and cash-equivalents, net of amounts of bank
 overdrafts at December 31,                         (100.7)    (0.9)
----------------------------------------------------------------------


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Tel: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VAN DER MOOLEN HOLDING N.V.

         Date: 16 May 2007                  By:  /s/ Richard E. den Drijver
                                                 -------------------------------
                                            name: Richard E. den Drijver
                                            title: Chairman of the Executive
                                            Board


                                            By:  /s/ Casper F. Rondeltap
                                                 -------------------------------
                                            name : Casper F. Rondeltap
                                            title: Member of the Executive Board

-----------------------------------------------------------------